[HYTHIAM, INC. LETTERHEAD]

June 18, 2009

BY EDGAR

United States Securities and Exchange Commission
Office of Beverages, Apparel, and Health Care Services
Mail Stop 3561
Washington, D.C. 20549
Attn:  John Williams, Assistant Director

Re:	Hythiam, Inc.
Registration Statement on Form S-3, filed April 3, 2009
File No. 333-158407

Dear Mr. Williams:

With regard to the above-referenced registration statement filed by Hythiam, Inc., a Delaware corporation (the "Company"), with the U.S. Securities and Exchange Commission (the “Commission”), the Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/  Maurice Hebert
Maurice Hebert
Chief Financial Officer

cc:  John C. Kirkland